Exhibit 99.1

Galmed Pharmaceuticals Reports Fourth Quarter and Full Year 2017 Financial Results and Provides Business Update

- Conference Call and Webcast Today at 8:30 a.m. EDT / 5:30 a.m. PDT -

TEL AVIV, Israel, March 13, 2018 – Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmedˮ or the “Company”), a clinical-stage biopharmaceutical company focused on the development of the liver targeted SCD1 modulator Aramchol™, a once-daily, oral therapy for the treatment of nonalcoholic steatohepatitis, or NASH and other liver diseases, today reported financial results for the three and twelve months ended December 31, 2017.

The Company will host a conference call and webcast today to discuss the financial results and to provide an update on current developments with respect to its clinical programs for Aramchol™.

Financial Summary – Full Year 2017 vs. Full Year 2016; 4Q17vs. 4Q16:

•	Cash and cash equivalents and marketable securities totaled $19.0 million as of December 31, 2017, compared with $15.5 million as of December 31, 2016. The increase is primarily attributable to the $15.1 million of net proceeds from the Company’s different equity offerings and partially offset by the Company’s net loss of approximately $12.3 million. Galmed believes that its cash balance will be sufficient to maintain its current operations through 2019.

•	For the three and twelve months ended December 31, 2017, the Company recorded a net loss of $3.6 million and $12.3 million or $0.27 and $0.98 per share, respectively, compared with a net loss of $4.8 million and $17.0 million, or $0.40 and $1.49 per share, for the three and twelve months ended December 31, 2016.

•	The Company recognized $1.1 million of revenue for the twelve months ended December 31, 2017, compared to $0.5 million for the same period in 2016. The revenue relates to the amortization of the up-front payments under the Company’s license agreement with Samil Pharm Co. Ltd. For the three months ended December 31, 2017, revenue totaled $0.3 million, the same as for the corresponding period in 2016.

•	Research and development expenses were $9.7 million for the twelve months ended December 31, 2017, compared with $14.3 million for the twelve months ended December 31, 2016. For the three months ended December 31, 2017, research and development expenses totaled $2.2 million, which compares with $4.2 million for the same period in 2016.

The Company incurred general and administrative expenses of $3.8 million for the twelve months ended December 31, 2017, compared with $3.1 million for the twelve months ended December 31, 2016. For the three months ended December 31, 2017, general and administrative expenses totaled $1.7 million, which compares with $0.8 million for the same period in 2016.

Conference Call & Webcast:

Tuesday, March 13, 2017, 8:30 am Eastern Time / 5:30 am Pacific Time

Participant Dial-In Numbers:
Toll-Free:	+1-800-289-0438
Toll/International:	+1-323-794-2423
Conference ID:	1228226
Webcast:	http://public.viavid.com/index.php?id=128520

Replay, available through March 27, 2018

Replay Dial-In Numbers:
Toll-Free:	+1-844-512-2921
Toll/International:	+1-412-317-6671
Passcode:	1228226

About Aramchol™ and Non-alcoholic Steatohepatitis (NASH)

Aramchol™ (arachidyl amido cholanoic acid) is a novel fatty acid bile acid conjugate, inducing beneficial modulation of intra-hepatic lipid metabolism. Aramchol™'s ability to modulate hepatic lipid metabolism was discovered and validated in animal models, demonstrating downregulation of the three key pathologies of NASH: steatosis, inflammation and fibrosis. The effect of Aramchol™ on fibrosis is mediated by downregulation of steatosis and directly on human collagen producing cells. Aramchol™ has been granted Fast Track designation status by the FDA for the treatment of NASH.

NASH is an emerging world crisis impacting an estimated 3% to 5% of the U.S. population and an estimated 2% to 4% globally. It is the fastest growing cause of liver cancer and liver transplant in the U.S. due to the rise in obesity. NASH is the progressive form of non-alcoholic fatty liver disease that can lead to cardiovascular disease, cirrhosis and liver-related mortality.

About Galmed Pharmaceuticals Ltd.

Galmed is a clinical-stage biopharmaceutical company focused on the development of Aramchol™, a first in class, novel, once-daily, oral therapy for the treatment of NASH for variable populations, as well as other liver associated disorders. Galmed is currently conducting the ARREST Study, a multicenter, randomized, double blind, placebo-controlled Phase IIb clinical study designed to evaluate the efficacy and safety of Aramchol™ in subjects with NASH, who are overweight or obese, and who are pre-diabetic or type-II-diabetic. More information about the ARREST Study may be found on ClinicalTrials.gov identifier: NCT02279524.

Forward-Looking Statements:

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed's objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as "believes," "hopes," "may," "anticipates," "should," "intends," "plans," "will," "expects," "estimates," "projects," "positioned," "strategy" and similar expressions and are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause Galmed's actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the timing and cost of Galmed's ongoing Phase IIb ARREST Study, and planned Phase III trials for Aramchol™, or whether Phase III trials will be conducted at all; completion and receiving favorable results of these Phase IIb ARREST Study and Phase III trials for Aramchol™; regulatory action with respect to Aramchol™ by the FDA or the EMA; the commercial launch and future sales of Aramchol™ or any other future product candidates; Galmed's ability to comply with all applicable post-market regulatory requirements for Aramchol™ in the countries in which it seeks to market the product; Galmed's ability to achieve favorable pricing for Aramchol™; Galmed's expectations regarding the commercial market for NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus; third-party payor reimbursement for Aramchol™; Galmed's estimates regarding anticipated capital requirements and Galmed's needs for additional financing; market adoption of Aramchol™ by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol™; the development and approval of the use of Aramchol™ for additional indications or in combination therapy; and Galmed's expectations regarding licensing, acquisitions and strategic operations. More detailed information about the risks and uncertainties affecting Galmed is contained under the heading "Risk Factors" included in Galmed's most recent Annual Report on Form 20-F filed with the SEC on March 13, 2018, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed's current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

bob@lifesciadvisors.com

Guy Nehemya, VP Operations

Galmed Pharmaceuticals Ltd.

guy@galmedpharma.com

GALMED PHARMACEUTICALS LTD.

Consolidated Balance Sheets

U.S. Dollars in thousands, except share data and per share data

	As of December 31,
	2017	2016
Assets
Current assets
Cash and cash equivalents	$13,021	$3,097
Marketable securities	5,976	12,351
Other accounts receivable	155	284
Total current assets	19,152	15,732

Property and equipment, net	491	718

Total assets	$19,643	$16,450

Liabilities and stockholders’ equity

Current liabilities
Trade payables	2,276	3,122
Other accounts payable	1,034	363
Short-term portion of deferred revenue	538	1,094
Total current liabilities	3,848	4,579

Long-term liabilities
Related parties	-	267
Long-term portion of deferred revenue	-	529
Total long-term liabilities	-	796

Stockholders’ equity
Ordinary shares, par value NIS 0.01 per share; Authorized 50,000,000 shares; Issued and outstanding: 14,435,161 shares as of December 31, 2017; 12,149,226 shares as of December 31, 2016	40	34
Additional paid-in capital	92,381	75,446
Accumulated other comprehensive loss	(7)	(85)
Accumulated deficit	(76,619)	(64,320)
Total stockholders’ equity	15,795	11,075

Total liabilities and stockholders’ equity	$19,643	$16,450

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Operations (Audited)

U.S. Dollars in thousands, except share data and per share data

	Three months ended December 31,		Twelve months ended December 31,
	2017	2016	2017	2016
Revenue	$274	$274	$1,085	$467

Research and development expenses	2,229	4,185	9,650	14,271

General and administrative expenses	1,689	842	3,799	3,078

Total operating expenses	3,644	4,753	12,364	16,882

Financial expenses (income), net	-	73	(65)	(35)

Loss before income taxes	3,644	4,826	12,299	16,847

Taxes on Income	-	-	-	106

Net loss	$3,644	$4,826	$12,299	$16,953

Basic and diluted net loss per share	$0.27	$0.40	$0.98	$1.49

Weighted-average number of shares outstanding used in computing basic and diluted net loss per share	13,258,619	12,149,226	12,487,653	11,374,653

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Cash Flows (audited)

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2017	2016
Cash flow from operating activities
Net loss for the year	$(12,299)	$(16,953)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	239	169
Amortization of discount/premium on marketable securities	21	44
Loss from realization of marketable securities	143	231
Linked difference of marketable securities	(167)	-
Stock-based compensation expense	1,394	1,628
Changes in operating assets and liabilities:
Increase (decrease) in deferred revenue from collaboration agreement	(1,085)	1,623
Decrease (increase) in other accounts receivable	129	95
Increase (decrease) in trade payables	(846)	863
Increase (decrease) in other accounts payable	671	81
Increase (decrease) in related party	(267)	90
Net cash used in operating activities	(12,067)	(12,129)

Cash flow from investing activities
Purchase of property and equipment	(21)	(17)
Proceeds from sale of property and equipment	–	13
Investment in securities, available for sale	(3,869)	(7,615)
Proceeds from sale of securities, available for sale	10,325	13,955
Net cash provided by (used in) investing activities	6,444	6,336

Cash flow from financing activities
Issuance of stock offerings, net of issuance costs	15,017	4,479
Proceeds from exercise of options	530	255
Net cash provided by financing activities	15,547	4,734
Increase (decrease) in cash and cash equivalents	9,924	(1,059)
Cash and cash equivalents at the beginning of the year	3,097	4,156
Cash and cash equivalents at the end of the year	$13,021	$3,097

Cash received from interest	$202	$382
Cash paid for taxes	$–	$106